Prospectus Supplement (To Prospectus dated June 16, 2021)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-256878

AKERNA CORP.

This prospectus supplement supplements and amends certain information contained in the prospectus supplements dated May 16, 2022 and July 23, 2021, to the prospectus dated June 16, 2021 (collectively, the “July 2021 Prospectus”), relating to the offer and sale of our common shares through Oppenheimer & Co. Inc. (“Oppenheimer”) and A.G.P./Alliance Global Partners (“A.G.P.”), as sales agents, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the Equity Distribution Agreement with Oppenheimer and A.G.P. dated as of July 23, 2021 (the “Distribution Agreement”).

Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “KERN.” The closing price of our shares of common stock on September 23, 2022 on the Nasdaq Capital Market was $0.105. Under the July 2021 Prospectus, we initially registered up to $25,000,000 of our common shares for offer and sale pursuant to the Distribution Agreement. From July 23, 2021 through the date of this prospectus supplement, we sold common shares with an aggregate gross purchase price of $2.67 million under the July 2021 Prospectus.

The purpose of this prospectus supplement is to terminate the Distribution Agreement and to terminate the continuous offering by us under the July 2021 Prospectus effective on September 26, 2022. We will not make any sales of our common shares pursuant to the Distribution Agreement.

September 26, 2022